May 19, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Mr. Stephen D. Brown

         Re:      RIGHTSTART.COM, INC. REGISTRATION STATEMENT
                  ON FORM S-1 (REGISTRATION NO. 333-94913)

Ladies and Gentlemen:

                  This letter is submitted pursuant to Rule 477 under the Securities Act of 1933. RightStart.com Inc. hereby requests withdrawal of the above-mentioned registration statement effective immediately. RightStart.com Inc. is requesting withdrawal of its registration statement due to unfavorable market conditions and timing considerations. No securities have been sold pursuant to the Registration Statement.

                  Please advise the undersigned at Telephone No. (818) 707-7100, Fax No. (818) 707-7132 and our counsel, Kenneth J. Baronsky of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, Telephone No. (213) 892-4333, Fax No. (213) 892-4733, of the
effectiveness  of  the  order  granting  the  withdrawal  of  the   Registration
Statement.

                                           Very truly  yours,
                                           RightStart.com Inc.


                                          /s/ Jerry Welch
                                           By: Jerry Welch
                                           Title:  Chief Executive Officer